UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

IGI Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

John T. Unger 600 Travis, Suite 5800 Houston, Texas 77002 (713) 993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) X (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,236,719.096*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,236,719.096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,719.096*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 12.16% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 2,236,719.096 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) X (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,497,948.19*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,497,948.19*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,497,948.19*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.61%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 43.61% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 12,497,948.19 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. SMH Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. Joyce Erony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS. Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,734,667.286*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,734,667.286*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,734,667.286*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.69%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 47.69% of the outstanding shares of Common Stock, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock of the Issuer held by the Reporting Person.

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on March 24, 2009 by (i) Life Sciences Opportunities Fund II, L.P., a Delaware limited partnership (“LOF”), (ii) Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership (“LOFI”), (iii) Signet Healthcare Partners, LLC, a Delaware limited liability company and general partner of LOF and LOFI (the “General Partner”), (iv) SMH Capital Inc., a Texas corporation and the controlling member of the General Partner (“SMH Capital”), (v) Sanders Morris Harris Group, Inc., a Texas corporation and the parent of SMH Capital (“SMHG”), (vi) James C. Gale, (vii) Joyce Erony and (viii) Ben T. Morris (LOF, LOFI, the General Partner, SMH Capital, SMHG. Ms. Erony and each of Messrs. Gale and Morris collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, $0.01 par value per share (the “Common Stock”) of IGI Laboratories, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On May 15, 2009, the Issuer’s stockholders voted to approve the Offering and the conversion of the Notes. As a result of such approval, the Notes issued by the Issuer to LOF and LOFI, together with accrued and unpaid interest thereon, were automatically converted into 122.044 and 681.935 shares of Series B-1 Preferred Stock, respectively. Upon conversion of the Notes, the Warrants to purchase shares of Series B-2 Preferred Stock issued by the Issuer to the Funds were terminated.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer completed a private placement of Series B-1 Preferred Stock, Notes and Warrants to purchase shares of Series B-2 Preferred Stock to the Funds for an aggregate purchase price of $6,000,000.00. Upon the closing of the Offering, the Issuer issued 30.8 shares and 172.1 shares of Series B-1 Preferred Stock to LOF and LOFI, respectively, a Warrant to purchase 121 shares of Series B-2 Preferred Stock to LOF, a Warrant to purchase 676.1 shares of Series B-2 Preferred Stock to LOFI and Notes in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively. Each share of Series B-1 Preferred Stock is convertible into 14,634 shares of the Common Stock of the Issuer, for an implied Common Stock conversion price of $0.41 per share.

At the time of the Offering, the shares of Common Stock underlying the shares of Series B-1 Preferred Stock issued to the Funds upon the closing of the Offering represented approximately 19.9% of the outstanding voting stock of the Issuer. Pursuant to Section 713 of the NYSE Alternext US LLC Company Guide, stockholder approval is required for issuances of securities that will (i) involve the issuance of common stock, or securities convertible into common stock, equal to 20% or more of presently outstanding stock of a company for less than the greater of book or market value of the stock and/or (ii) result in a change of control of the issuer (the “Stockholder Approval”). As contemplated by the Purchase Agreement, the Issuer sought Stockholder Approval of the Offering and the conversion of the Notes (as described below) at its 2009 annual meeting of stockholders. In connection therewith, the Issuer entered into a voting agreement with the General Partner, and certain stockholders of the Issuer (the “Voting Agreement”), pursuant to which the stockholders signatory thereto agreed to vote their shares of Common Stock in favor of the Offering and the conversion of the Notes.

On May 15, 2009, the Issuer’s stockholders voted to approve the Offering and conversion of the Notes. As a result of such approval, the Notes issued by the Issuer in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively, together with accrued and unpaid interest thereon, were automatically converted into 122.044 and 681.935 shares of Series B-1 Preferred Stock, respectively. Collectively, the shares of Series B-1 Preferred Stock held by the Funds immediately after giving effect to the conversion of the Notes, including the shares of Series B-1 Preferred Stock initially issued to the Funds pursuant to the terms of the Purchase Agreement, represented approximately 47.69% of the outstanding shares of Common Stock of the Issuer, which percentage is based on 16,161,224 shares of Common Stock outstanding as of May 15, 2009, and an aggregate of 14,734,667.286 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock of the Issuer. Upon conversion of the Notes, the Warrants to purchase shares of Series B-2 Preferred Stock issued by the Issuer to the Funds were terminated.

In connection with the Offering, the Issuer entered into the Registration Rights Agreement (as defined below) with each of the Funds, dated March 13, 2009, relating to the registration of the Common Stock issuable upon conversion of the Series B-1 Preferred Stock. The description of the Registration Rights Agreement in Item 6 is incorporated by reference into this Item 4.

The foregoing descriptions of the Purchase Agreement and the Voting Agreement are qualified in their entirety by the Purchase Agreement and Voting Agreement, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

The Series B-1 and B-2 Preferred Stock

On March 13, 2009, the Issuer filed the Certificate of Designation of the Rights and Preferences of Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware. The Board of Directors authorized and approved this filing on March 12, 2009 in connection with the creation, reservation and designation of 1,030 shares of a series of preferred stock as “Series B-1 Convertible Preferred Stock” and 747 shares of a series of preferred stock as “Series B-2 Preferred Stock.”

Pursuant to the terms of the Certificate of Designation, each share of Series B-1 Preferred Stock is convertible into 14,634 shares of Common Stock, subject to customary anti-dilution provisions. The Series B-1 Preferred Stock and Series B-2 Preferred Stock will pay a quarterly dividend, which will accrue at an annual rate of 5% of the Original Issue Price (as defined in the Certificate of Designation), subject to appropriate adjustment. The Series B-1 Preferred Stock shall be entitled to vote on an as-converted basis together as a single class, with the holders of the Common Stock and all other series and classes of stock permitted to vote with the Common Stock on all matters submitted to a vote of holders of the Common Stock, subject to certain limitations provided for under the Certificate of Designation. The Series B-2 Preferred Stock has no voting rights.

Prior to the Stockholder Approval, the holders of shares of Series B-1 Preferred Stock were not entitled to convert their shares of Series B-1 Preferred Stock into, in the aggregate, Common Stock in excess of 19.9% of the shares of Common Stock issued and outstanding on the trading date immediately prior to the date on which shares of Series B-1 Preferred Stock were first purchased. Pursuant to the terms of the Certificate of Designation, the Series B-1 Preferred Stock will automatically convert into shares of Common Stock upon the earlier of the date that (i) the Closing Price (as defined in the Certificate of Designation) of the Common Stock shall have exceeded $1.20 for a period of twenty-five (25) consecutive trading days immediately preceding such date and (ii) as determined by the affirmative vote or consent of the holders of at least a majority of the shares of the Series B-1 Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting.

On March 18, 2009, the Issuer filed a Certificate of Correction to Correct a Certain Error in the Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Preferred Stock and Series B-2

Preferred Stock (the “Certificate of Correction”) to correct an error in the number of shares designated as Series B-2 Preferred Stock from 747 shares to 798 shares.

The foregoing descriptions of the Certificate of Designation and the Certificate of Correction are qualified in their entirety by the Certificate of Designation and Certificate of Correction, which are filed as Exhibits 4 and 5 hereto and are incorporated herein by reference.

The Notes

Pursuant to the Purchase Agreement, the Issuer issued Notes in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively. Interest accrues on the Notes at the rate of 5% per annum. The principal amount and any accrued interest thereon will be due and payable upon the earlier to occur of July 31, 2009, a Liquidation Event (as defined in the Certificate of Designation) and certain events of default. Upon Stockholder Approval of the Offering, the principal amount and accrued interest of the Note held by LOF converted into an aggregate of 122.044 shares of Series B-1 Preferred Stock and the principal amount and accrued interest of the Note held by LOFI converted into 681.935 shares of Series B-1 Preferred Stock.

In connection with the issuance of the Notes, Immunogenetics, Inc., a wholly-owned subsidiary of the Issuer (the “Guarantor”), entered into a Guaranty Agreement with the Funds, dated March 13, 2009 (the “Guaranty Agreement”), pursuant to which it agreed to guaranty the Issuer’s obligations under the Notes. In addition, the Issuer and the Guarantor entered into a security agreement with the Funds, dated March 13, 2009 (the “Security Agreement”), pursuant to which each of the Issuer and the Grantor agreed to grant certain security interests in the Issuer’s and the Grantor’s Collateral, as defined in the Security Agreement, as security for the full and prompt payment and performance of their obligations under the Notes, the Purchase Agreement, the Security Agreement and any other indebtedness to the Funds. Further, pursuant to the terms of the Intellectual Property Security Agreement between the Issuer, the Grantor and the Funds, dated March 13, 2009 (the “IP Security Agreement”), the Issuer and the Grantor agreed to grant the Funds the right to create, record and perfect their security interests in the Intellectual Property Collateral (as defined in the IP Security Agreement) with the United States Patent and Trademarks Office. Upon the conversion of the Notes, the Guaranty Agreement, Security Agreement and IP Security Agreement were terminated.

The foregoing description of each of the Guaranty Agreement, Security Agreement and IP Security Agreement is qualified in its entirety by reference thereto, which are filed as Exhibits 8, 9 and 10, respectively, hereto and incorporated herein by reference.

In connection with the Offering, the Issuer entered into an intercreditor agreement, dated March 13, 2009 (the “Intercreditor Agreement”), with the Funds and Pinnacle Mountain Partners, LLC, a New Hampshire limited liability company and creditor of the Issuer, as discussed below (“Pinnacle”). Pursuant to the Intercreditor Agreement, the Funds and Pinnacle agreed to certain terms setting forth the debt repayment, lien positions and the rights and liabilities of each of the Funds vis-à-vis Pinnacle as creditors of the Issuer. Upon the conversion of the Notes, the Intercreditor Agreement terminated.

As a condition to the consummation of the Offering by the Funds, on March 13, 2009, the Issuer and Pinnacle entered into a third amendment (the “Third Amendment”) to the Loan and Security Agreement originally entered into by and between the Issuer and Pinnacle as of January 29, 2007, as subsequently amended on July 29, 2008 and January 26, 2009 (the “Loan Agreement”). Pursuant to the Third Amendment, the parties agreed to change the final payment date of the amounts borrowed pursuant to the Loan Agreement from July 31, 2009 to instead provide that 50% of the amount of all loans and advances made by Pinnacle pursuant to the Loan Agreement will become due and payable on July 31, 2010 and the remaining outstanding loans and advances, together with interest thereon, will become due and payable on July 31, 2011. In connection therewith, the Issuer and Pinnacle entered into a third amended and restated revolving note (the “Pinnacle Note”) to reflect the revised terms provided for under the Third Amendment.

In addition, as a condition to the consummation of the Offering by the Funds, the Issuer and Pinnacle entered into a note conversion agreement dated March 13, 2009 (the “Note Conversion Agreement”), pursuant to which Pinnacle agreed to convert the principal amount under the Pinnacle Note into shares of the Issuer’s Common Stock at a conversion rate of $0.41 per share (the “Conversion”) upon receipt of Stockholder Approval by the Issuer of the Conversion. On May 15, 2009, the Issuer’s stockholders voted to approve the Conversion pursuant to the terms of the Note Conversion Agreement, as a result of which, the principal amount of the Issuer’s $500,000 secured line of credit agreement with Pinnacle Mountain Partners, LLC converted into 1,219,512 shares of the Issuer’s Common Stock at a conversion rate of $0.41 per share.

The foregoing description of each of the Intercreditor Agreement, Third Amendment, Pinnacle Note and Note Conversion Agreement is qualified in its entirety by reference thereto, which are filed as Exhibits 11, 12, 13 and 14, respectively, hereto and are incorporated herein by reference.

The Warrants

Pursuant to the Purchase Agreement, the Issuer issued Warrants to each of LOF and LOFI for 121 shares and 676.1 shares, respectively, of Series B-2 Preferred Stock. As a result of the Stockholder Approval and conversion of the Notes on May 15, 2009, the Warrants are void.

The foregoing descriptions of the Warrants issued to each of LOF and LOFI are qualified in their entirety by the Warrants, which are filed as Exhibits 15 and 16 hereto and are incorporated herein by reference.

Upon the consummation of the Offering the board of directors of the Issuer appointed Joyce Erony to a newly created seat on the Board. In addition, upon Stockholder Approval of the Offering, the Issuer agreed to appoint James C. Gale as an additional member of the Board. In connection with their appointment to the Board, each of Ms. Erony and Mr. Gale was granted an option to purchase 15,000 shares of Common Stock. The options granted to Ms. Erony and Mr. Gale are exercisable on March 13, 2010 and May 15, 2010, respectively.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 16,161,224 outstanding shares of Common Stock of the Issuer as of May 15, 2009 and (ii) assumes the conversion into Common Stock of all of the shares of Series B-1 Preferred Stock beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Life Sciences Opportunities Fund II, L.P. (1)	2,236,719.096	12.16%
Life Sciences Opportunities Funds (Institutional) II, L.P. (2)	12,497,948.19	43.61%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (3)	14,734,667.286	47.69%
Signet Healthcare Partners, LLC (3)	14,734,667.286	47.69%
SMH Capital Inc. (3)	14,734,667.286	47.69%
Sanders Morris Harris Group, Inc. (3)	14,734,667.286	47.69%
James C. Gale (3)	14,734,667.286	47.69%
Joyce Erony (3)	14,734,667.286	47.69%
Ben T. Morris (3)	14,734,667.286	47.69%

(1) Includes 2,236,719.096 shares of Common Stock issuable upon conversion of 152.844 shares of Series B-1 Preferred Stock held by LOF.

(2) Includes 12,497,948.19 shares of Common Stock issuable upon conversion of 854.035 shares of Series B-1 Preferred Stock held by LOFI.

(3) Includes (i) 2,236,719.096 shares of Common Stock issuable upon conversion of 152.844 shares of Series B-1 Preferred Stock held by LOF and (ii) 12,497,948.19 shares of Common Stock issuable upon conversion of 854.035 shares of Series B-1 Preferred Stock held by LOFI.

(b) The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth on Appendices A and A-1 hereto during the sixty days before the date of this Amendment No. 1 to Schedule 13D.

(d) Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 19, 2009

Life Sciences Opportunities Fund II, L.P.

By: Signet Healthcare Partners, LLC

By: /s/ James C. Gale
Name: James C. Gale
Title:	Managing Director

Life Sciences Opportunities Fund (Institutional) II, L.P.

By: Signet Healthcare Partners, LLC

By: /s/ James C. Gale
Name: James C. Gale
Title:	Managing Director

Signet Healthcare Partners, LLC

By: SMH Capital Inc.

By: /s/ Ben T. Morris
Name: Ben T. Morris
Title:	Chief Executive Officer

SMH Capital Inc.

By: /s/ Ben T. Morris
Name: Ben T. Morris
Title:	Chief Executive Officer

Sanders Morris Harris Group, Inc.

By: /s/ Ben T. Morris
Name: Ben T. Morris
Title:	Chief Executive Officer

/s/ James C. Gale
James C. Gale

/s/ Joyce Erony
Joyce Erony

/s/ Ben T. Morris
Ben T. Morris